December 2, 2009

Ms. Keira Ino
Mail Stop 4720
Division of Corporation Finance
Securities and Exchange Commission
100 First Street. N.E.
Washington D.C. 20549

Re:	Universal Insurance Holdings, Inc.
Form 10-K, for the Period Ended December 31, 2008
File No. 001-33251
Comment Letter Dated September 16, 2009

Dear Ms. Ino:

This letter is in response to your verbal comments conveyed to me during our telephone conversation on November 12, 2009 in regard to the Company’s response to the Comment Letter dated September 16, 2009 regarding our Form 10-K for the period ended December 31, 2008. Your comments are repeated below followed by our responses.

Item I. Business
Factors Affecting Operating Results and Market Price of Stock
Adequacy of Liability for Losses, page 9

1. In the 2010 Form 10-K, please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for each of the ten years.

In the Company’s 2010 Form 10-K the loss development table will present the information required by Industry Guide 6 on a gross basis for each of the ten years.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies
Insurance Liabilities, page 27

2. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Specifically, the following items in your response to the Comment Letter should be further addressed:

c. Your current explanation for the adjustments in the prior period estimates is vague. Revise your discussion to more specifically identify the factors contributing to the development on non-catastrophe losses in 2007 and 2008 and why 2004 hurricane losses were higher than expected in 2007. Your discussion should identify the new events to support the timing of the adjustments and describe how the development of your key assumptions differed from the original assumptions.

d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. In order to show potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

The revised disclosure is attached as Exhibit A.

Liquidity and Capita1 Resources, page 33

3. Since estimated losses reserves and interests on long-term debt represent a significant portion of your future cash requirements, please revise your contractual obligations table on page 35 to include these items you expect to pay in the future. Please present estimated losses reserves on a gross basis.

The table has been revised to present estimated losses reserves on a gross basis. The table is attached as Exhibit B.

If you have any further questions or if I can be of any further assistance please do not hesitate to contact me.

Very truly yours,

/s/ James M. Lynch
James M. Lynch, CPA, CPCU
Executive Vice President and Chief Financial Officer